May 17, 2005


Mr. Robert Telewicz
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:   a21, Inc.
      Form 10-KSB for the year ended December 31, 2004 File no. 000-17602

Dear Mr. Telewicz:

We have received your letter dated May 3, 2005 in reference to the above noted filing. We respectively submit the following responses to the questions raised in your letter:

Note B - Summary of Significant Accounting Policies
---------------------------------------------------

[3] Revenue recognition, page F-8
---------------------------------

Emerging Issues Task Force ("EITF") 99-19 discusses the issue of whether a company should report revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of goods or services or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee.

EITF 99-19 reports the following as Indicators of Net revenue reporting:

      1. The supplier (not the company) is the primary obligor in the arrangement.

      2.    The amount the company earns is fixed.

      3.    The supplier (and not the company) has credit risk.

The registrant ("a21") records revenue in transactions subject to licensing arrangements with third parties ("Sub-licensee") on a net rather than a gross basis. Such revenue is recorded when the Sub-licensees notify a21 of the amount received from the Sub-licensees' customers ("End user"). a21 receives a set percentage of the amount collected. In the event an End user does not remit payment to the Sub-licensee, no amount is reported to a21 as received by the Sub-licensee, and, therefore, no amount is actually due to a21 or recorded as revenue by a21.

The Sub-licensees are solely responsible for fulfilling the terms of the transaction between the Sub-licensee and End user. a21 is not aware of the transaction prior to receiving a report of the amounts collected by the Sub-licensees. The Sub-licensees bear complete credit risk for amounts owed by the End user resulting from the transaction.

As a result of the relationship between a21 and its Sub-licensees regarding transactions subject to the licensing arrangements, the following conclusions are drawn:

      1.    The Sub-licensee is the primary obligor in the arrangement.

      2.    The amount a21 receives is fixed (Stated percentage).

      3.    The Sub-licensee bears the credit risk.

Based on these conclusions, a21 records revenue on a net basis as required by EITF 99-19.

Note C - Acquisition of Superstock, Inc., page F-11
---------------------------------------------------

a21 was determined to be the accounting acquirer in the Superstock transaction. a21 raised $5.3 million in equity and debt to finance the transaction. The chairman of a21 prior to the acquisition, Albert Pleus, remained chairman subsequent to the acquisition, and is the chairman and chief executive officer of a21 today. The president of a21 prior to the acquisition, Haim Ariav, remained president subsequent to the acquisition. James Ong and William Beermann, the chairman and president of Superstock, respectively, tendered their resignation following the acquisition. Susan Chiang, the CFO of Superstock prior to the acquisition, remained CFO of Superstock.

The following table illustrates the equity position of the major shareholders of Superstock pre and post acquisition by a21:

         Pre Acquisition                              Post Acquisition
         ---------------                              ----------------

Name                    % Ownership       Name                       % Ownership
----                    -----------       ----                       -----------
James Ong                  27.5%          James Ong                      7.8%
William F Beermann Trust   50.0%          William F Beermann Trust       2.5%
Susan Chiang               10.9%          Susan Chiang                   3.1%
Richard Ong                10.9%          Richard Ong                    3.1%

The issuance of Superstock preferred shares was treated as consideration in the transaction primarily because it was a new class of equity created for the transaction solely for the benefit of the sellers of Superstock's common stock.

The preferred shares were not held by a21 prior to the transaction. Immediately following the closing of the acquisition, Superstock adopted a plan of Recapitalization, in which the remaining Superstock common stock shares held by the sellers were exchanged for 1,666,717 shares of non-voting participating preferred stock. Each share of the newly created preferred shares is exchangeable into three (3) shares of a21 common stock. The holders of the preferred shares have the right to exchange the shares for common shares of a21 at any time. At any time after the second anniversary of the original issue date, the then outstanding preferred shares shall be exchangeable, at the option of a21, and without additional consideration by the holder, for such number of common shares of a21 as determined by established formulas which contemplate average share price prior to the conversion.

Additional Statements:
----------------------

a21 acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings.

a21 acknowledges that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

a21 acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Very truly yours,

                                      /s/ William E. Murphy IV
                                      ------------------------
                                      William E. Murphy IV
                                      Vice President and Chief Financial Officer